UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Home BancShares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States. Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Savannah, Georgia

June 19, 2012

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments, at fair value:
Cash	$813,521	$529,312
Mutual funds	9,371,241	9,190,462
Guaranteed investment contracts	237,912	191,645
Home BancShares, Inc. common stock	5,558,006	4,190,239

Total investments, at fair value	15,980,680	14,101,658

Receivables:
Employer’s contributions	10,760	—
Participants’ contributions	28,106	—

Total receivables	38,866

Net assets available for benefits	$16,019,546	$14,101,658

See accompanying notes.

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions to net assets attributed to:
Net appreciation in fair value of investments	$322,660
Interest and dividends	447,431

Total investment income	770,091

Contributions:
Employer’s	534,560
Participants’	1,404,317
Rollovers	165,707

Total contributions	2,104,584

Total additions	2,874,675

Deductions from net assets attributed to:
Benefit payments to participants	878,200
Administrative expenses and fees	78,587

Total deductions	956,787

Net increase	1,917,888

Net assets available for benefits – beginning of year	14,101,658

Net assets available for benefits – end of year	$16,019,546

See accompanying notes.

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. and its subsidiary (the “Employer”) who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2011, participants received a match of 50% of the first 6% of their deferrals.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2011. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. The Plan also has provisions for withdrawals for certain hardships, subject to approval.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Years of Service	Employer Contributions Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Pro Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2011 and 2010 are $1,850 and $55,867, respectively. Forfeitures used during 2011 were $80,182, of which $41,090 was used to offset discretionary matching contributions and $39,092 to pay plan expenses.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

Payment of Benefits

Benefit payments were recorded when paid.

Valuation of Investments

Investments are stated at fair value. Investments in registered investment companies (mutual funds) represent investments with various investment managers. The fair value of investments in mutual funds is based upon quoted prices in national security exchanges. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2011.

The Plan holds shares of a common collective trust that has investments in fully benefit responsive investment contracts. These investment contracts are required to be reported at fair value. Fair value for investment contracts is based upon the fair value of the underlying assets, including insurance contracts and wraps. However, contract value is the relevant measurement for that portion of the net assets available for benefits attributable to fully benefit responsive investment contracts in defined contribution plans. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. The fair value of such contracts was not materially different from the contract value.

Purchases and sales of securities were recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the FASB issued an update, ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in shareholders’ equity. The guidance is effective for interim and annual financial periods beginning after December 15, 2011. The adoption of the update did not have a material effect on the Plan’s financial statements.

3. Investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Home BancShares, Inc. common stock	$850,260
Mutual Funds	(527,600)

Net appreciation in fair value of investments	$322,660

Investments with fair values that represent 5% or more of the Plan’s net assets for 2011 and/or 2010 are as follows:

	2011	2010
Cash
Fidelity Cash Reserves	$813,521	$		**

Mutual funds
Manning & Napier Moderate Term	3,860,058		4,038,423
Manning & Napier Extended Term	1,395,962		1,418,295

Employer stock	5,558,006		4,190,239

**	Does not represent 5% or more of the Plan’s net assets.

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•	Registered Investment Companies — Core Funds and Target Retirement Funds: Valued by obtaining quoted prices on nationally recognized securities exchanges.

•	Investment contracts: Valued based on information reported by the investment advisor using the financial statements of the investment contract at year end.

•	Home BancShares, Inc. common stock: Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$320,548	$—	$—	$320,548
Domestic stock funds	2,354,545	—	—	2,354,545
Bond funds	731,826	—	—	731,826
Blended funds	5,964,322	—	—	5,964,322

Total mutual funds	9,371,241	—	—	9,371,241

Interest bearing cash	813,521	—	—	813,521
Home BancShares Inc. common stock	5,558,006	—	—	5,558,006
Investment contracts	—	237,912	—	237,912

Total assets	$15,742,768	$237,912	$—	$15,980,680

Investment Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total Assets
Mutual funds:
International stock funds	$412,081	$—	$—	$412,081
Domestic stock funds	2,112,092	—	—	2,112,092
Bond funds	601,498	—	—	601,498
Blended funds	6,064,791	—	—	6,064,791

Total mutual funds	9,190,462	—	—	9,190,462

Interest bearing cash	529,312	—	—	529,312
Home BancShares Inc. common stock	4,190,239	—	—	4,190,239
Investment contracts	—	191,645	—	191,645

Total assets	$13,910,013	$191,645	$—	$14,101,658

5. Investment Contracts

The Plan, through the BNP Paribas Investment Partners Pooled Trust Fund For Employee Benefit Plans (the Fund), formerly known as the ABN AMRO Income Plus Fund, invests in fixed income securities which consist of common collective trusts, short-term securities and bonds. To reduce the risk of market losses on these investments, the Fund enters into guaranteed investment contracts (GICs) or wrapper contracts with financial institutions or insurance companies, which enable the participants to transact at a specified contract value by protecting the principal amount invested over a specified period of time. There are no reserves against contract value for credit risk of a contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include termination of participating plans, or a material adverse change to the provisions of participating plans. The Plan administrator does not believe that the occurrence of any of these events is probable. The investment contracts earn interest at interest crediting rates that are typically reset on a monthly or quarterly basis. These interest crediting rates use a formula that is based on the characteristics of the underlying fixed income portfolio. The minimum interest crediting rate for all investment contracts is zero percent. Factors that can influence the future average crediting rates are (i) the level of market interest rates; (ii) the amount and timing of participant contributions, transfers and withdrawals into/out of the investment contracts; (iii) the investment returns generated by the fixed income investments that underlie the investment contracts; and (iv) the duration of the investments underlying the investment contracts. The crediting rate formula amortizes the realized and unrealized market value gains and losses over the duration of the underlying investments.

The crediting yield earned by the participants was 1.40% and 2.19% during the year ended December 31, 2011 and 2010, respectively. The average yield of the underlying assets was 1.85% and 2.60% during the year ended December 31, 2011 and 2010, respectively.

6. Income Tax Status

The prototype Plan, adopted by the Employer, obtained its latest determination letter on March 31, 2008, in which the Internal Revenue Service has stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax position taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Services. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be take that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8. Related-Party Transactions

The Plan’s investments in pooled separate accounts are managed by the Trustee. The transactions qualify as party-in-interest transactions. Centennial Trust, the trustee of the Plan, is an affiliate of the sponsor. Additionally, the Plan holds an investment in the common stock of the sponsor.

9. Reconciliation of Financial Statements to Schedule H of Form 5500

A reconciliation of net assets available for benefits per the statements to the Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$16,019,546	$14,101,658
Employer’s matching contribution receivable	(10,760)	—
Participants’ contributions receivable	(28,106)	—

Net assets available for benefits per the Form 5500	$15,980,680	$14,101,658

A reconciliation of net increase per the financial statements for the year ended December 31, 2011 to Form 5500:

December 31, 2011
Net increase per financial statements	$1,917,888
Employer matching contributions receivable	(10,760)
Participants contributions receivable	(28,106)

Net increase per Form 5500	$1,879,022

Home BancShares, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost	Current Value
Cash
*	Fidelity Money Market	Interest-bearing cash	**	$ 12,681
*	Fidelity Retirement Money Market	Interest-bearing cash	**	800,840

				813,521
Mutual funds
*	Dodge & Cox International Stock Fund	Value of interest in registered investment companies	**	647
*	Fidelity Advisor New Insights Fund	Value of interest in registered investment companies	**	374,833
*	Fidelity Institutional Short Int Govt	Value of interest in registered investment companies	**	76,531
*	ING Global Real Estate Fund	Value of interest in registered investment companies	**	3,279
*	JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies	**	443
*	Manning & Napier Conservative	Value of interest in registered investment companies	**	439,643
*	Manning & Napier Extended Term	Value of interest in registered investment companies	**	1,395,962
*	Manning & Napier Max Term	Value of interest in registered investment companies	**	183,968
*	Manning & Napier Moderate Term	Value of interest in registered investment companies	**	3,860,058
*	Morgan Stanley Mid Cap Growth	Value of interest in registered investment companies	**	366,109
*	Perkins Mid Cap Value	Value of interest in registered investment companies	**	71,503
*	Perkins Small Cap Value	Value of interest in registered investment companies	**	14,208
*	PIMCO All Asset Institutional Fund	Value of interest in registered investment companies	**	2,388
*	PIMCO Total Return	Value of interest in registered investment companies	**	623,678
*	Royce Premier Fund	Value of interest in registered investment companies	**	615,386
*	Scout International Fund	Value of interest in registered investment companies	**	21
*	Sentinel Small Company	Value of interest in registered investment companies	**	211,001
*	T. Rowe Price Equity Income Fund	Value of interest in registered investment companies	**	445,301
*	T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies	**	652
*	T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies	**	9,152
*	T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies	**	42,074
*	T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies	**	16,447
*	T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies	**	7,114
*	T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies	**	3,142
*	Templeton Global Bond Advisor Fund	Value of interest in registered investment companies	**	16,034
*	Vanguard 500 Index	Value of interest in registered investment companies	**	52,059
*	Vanguard Dividend Growth Fund	Value of interest in registered investment companies	**	102,425
*	Vanguard Inflation Protected Securities	Value of interest in registered investment companies	**	34,080
*	Vanguard Mid Cap Index	Value of interest in registered investment companies	**	2,842
*	Vanguard Small Cap Index	Value of interest in registered investment companies	**	64,798
*	Vanguard Total Bond Market Index	Value of interest in registered investment companies	**	15,583
*	Vanguard Total International Stock	Value of interest in registered investment companies	**	319,880

				9,371,241
Employer stock
*	Home BancShares, Inc. common stock	Employer securities	**	5,558,006
Investment contracts
*	BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans	Value of interest in guaranteed investment contracts	**	237,912

	Total investments			$15,980,680

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Randy E. Mayor
Date: June 19, 2012		Chief Financial Officer and Treasurer of
Home BancShares, Inc.